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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                      Rawlings Sporting Goods Company, Inc.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                   754 459 105
                                 --------------
                                 (CUSIP Number)

Mr. Robert M. Raiff                    With a copy to:
152 West 57th Street                   Lawrence G. Goodman, Esq.
New York, New  York 10019              Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                         919 Third Avenue
                                       New York, New York 10022
                                       (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 7, 1997
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 754 459 105                      Page    2    of    6      Pages
          ------------                          -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert M. Raiff

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|X|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           595,000
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           595,000
        WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    595,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.71%

14       TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of August 27, 1997 (the "Schedule 13D") filed by Robert M. Raiff relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. ("Rawlings"). The address of Rawlings is 1859 Intertech Drive, Fenton, MO 53026. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  Item 3 is amended to add the following:

                  As of October 8, 1997, Mr. Raiff beneficially owns 595,000 shares of Common Stock. All 595,000 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. Since the filing of the Schedule 13D, 139,600 shares of Common Stock were purchased at an aggregate cost of $1,457,498 (see Schedule A), net of sales. The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is amended and restated in its entirety to read as follows:

                  (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 595,000 shares of Common Stock. Based on Rawlings' Quarterly Report on Form 10-Q for the period ended May 31, 1997, there were 7,718,826 shares of Common Stock outstanding as of June 6, 1997. Therefore, Mr. Raiff beneficially owns 7.71% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

                  (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff since the filing of the Schedule 13D.

                  (d)      Not Applicable.

                  (e)      Not Applicable.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    By: /s/ Robert M. Raiff
                                                    -----------------------
                                                        Robert M. Raiff


Dated: October 8, 1997


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                                   SCHEDULE A

Purchase [and Sale] of Shares of Common Stock Since the Filing of the Schedule
13D

                  Purchase          Number           Price
  Date            or Sale         of Shares        Per Share*          Value
 ------           -------        ----------        ---------           -----
9/4/97               P             19,000           $10.8454        $206,062.50
9/5/97               P              5,000            11.00             55,000
9/16/97              P             16,100             9.9138         159,612.50
9/19/97              P              2,500             9.8750          24,687.50
9/25/97              P             10,000            10.00            100,000
9/26/97              P             10,000            10.00            100,000
10/2/97              S            (5,000)            10.625          (53,125)
10/3/97              P              2,500            10.75             26,875
10/7/97              P             35,000            10.9718         384,013.50
10/8/97              P             40,000            11.3593          454,372

*  Does not include commissions